April 12, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re: Naqi Logix Inc.

Request to Withdraw Offering Statement on Form 1-A

Filed March 23, 2022

File No. 024-11841

Dear Mr. Gabor:

This letter sets forth the request of Naqi Logix Inc. for Withdrawal of its Qualification Request of its Regulation A Offering.

Kindly be advised that Naqi Logix Inc. (the "Company"), as Applicant, hereby applies to withdraw its Request for Qualification of its Form 1-A Offering Statement dated March 23, 2022, File Number 024-11841.

We trust the foregoing is in order.

The Company will be filing an amended Form 1-A.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Daniel D. Nauth of Nauth LPC at (416) 477-6032.  If you have any questions, please contact Mr. Nauth at (416) 477-6031 or by email at dnauth@nauth.com.

Very truly yours,

NAQI LOGIX INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC